                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
                                 FORM 10SB

             General Form for Registration of Securities Of Small
                                Business Issuers

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             REDNECK FOODS, INC.
            (Exact name of Small  Business Issuer in its charter)



                DELAWARE                                       56-203-5983
      (State or other jurisdiction of                      (I.R.S. Employer
       incorporation or organization                      Identification No.)


  71 Turtle Creek Drive, Asheville, NC                          28803
(Address of principal executive offices)                       (Zip Code)

Registrant's Telephone number, including area code:        (704) 277-5577










Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value

ITEM 1.   DESCRIPTION OF BUSINESS

A. The Company was incorporated in Delaware on January 31, 1997. The Company is authorized to issue Twenty Million (20,000,000) Common Shares, $.001 par value. The Company is also authorized to issue Two Million Five
Hundred (2,500,000) Preferred Shares, $.001 par value.   Pursuant to a
Special Meeting of the Shareholders held on July 22, 1997, the Company filed an amendment to the Articles of Incorporation increasing the authorized Common Shares of the Company to One Hundred Million (100,000,000).

The Company's executive offices are located at 71 Turtle Creek Drive,
Asheville, NC 28803.   These offices consist of 1,800 square feet which are
leased on a five year lease basis at the monthly lease price of $1,800 which is terminable on a sixty day written notice.

There are presently outstanding 7,931,666 Common Shares and 2,500,000 Class A Preferred Shares.

Corporate Operations. The Company is a newly formed company, which currently intends to acquire and operate barbecue restaurants to be known as "Foxworthy's Smoke House Grill" or "Foxworthy's Backyard Bar-B-Q," The Company intends initially to acquire existing barbecue restaurants for
conversion to one of the two restaurant concepts.   The Company also intends
to produce and distribute barbecue sauces and salsas under trademarks using the "Foxworthy" name and may also, at a later time, distribute other food products which are related to the restaurant menu.

License Agreement.     On February 4, 1997, the Company entered into a
license agreement with Jeff Foxworthy whereby Mr. Foxworthy licensed the use
of his name and likeness.   In consideration for the  license agreement, the
Company issued 2,500,000 of its Series A Convertible Preferred Stock under
the terms of a Stock Purchase Agreement.   The term of the license agreement
is 50 years unless sooner terminated by the occurrence of any of the following:
	a.	a material breach by the Company of the license agreement,
the Stock Purchase Agreement or any of the transaction documents, if the breach is not cured within 30 days of receipt from Foxworthy of written notice thereof.
	b.	at the option of Foxworthy, upon a material breach by David
Womick of his obligations under Mr. Womick's employment agreement within the first three years after opening of the first restaurant, which breach has not been cured within 30 days of receipt from Foxworthy of written notice thereof.
	c.	Upon receipt of written notice from Foxworthy in the event
the Company commits any act or omission, is subject to any claim or occurrence or is involved in any circumstances that would cause the continued association of the Company with the licensed material to be detrimental to the value of the licensed material or to Mr. Foxworthy's image or reputation as determined by Foxworthy in his sole and absolute discretion.

d. The failure of the Company to continually operate the restaurants and manage the franchise according to the policies, practices and standards agreed to by the parties pursuant to the terms of the Stock Purchase Agreement.
e. The failure of the Company and/or Mr. Womick to raise the Investment Capital, on or before June 30m 1998, and otherwise pursuant to the terms provided in the Stock Purchase Agreement; or

f. The failure of the Company to comply with any laws and regulations, the consequences of which are materially adverse to the Company.

Upon termination or expiration of the License Agreement, all license rights granted to the Company shall terminate and the Company shall immediately
thereafter discontinue all use of the licensed material.   Mr. Foxworthy
shall have the right to purchase any inventory of the licensed products in the Company's possession as of the date of termination. If Mr. Foxworthy does not purchase all of the Company's existing inventory of the licensed products, then not withstanding the termination of the license agreement, the Company shall have the right ot continue to use the licensed material in connection with the advertisement, distribution, and sale of its existing inventory of licensed products for a period of 120 days after termination, provided that such advertisement, distribution and sale is done only by means of and through then-existing distribution channels and in all other respects in accordance with all the terms and conditions contained in the license agreement.

Development of Corporate Owned Restaurants. The Company intends to develop a chain of corporate owned restaurants under the name of "Foxworthy's Smoke House Grill" or "Foxworthy's Backyard Bar-B-Q."

Implementation of Restaurant Franchising Program. The Company intends to build additional corporate owned restaurants and develop and implement a restaurant franchising program on a nationwide basis.

Acquisition of Existing Barbecue Restaurants.   The Company intends to
acquire existing barbecue restaurants for conversion to either "Foxworthy's Smoke House Grill" or "Foxworthy's Backyard Bar-B-Q" concepts.

Products.   The Company's sauces will be produced and marketed under the
"Jeff Foxworthy's Backyard Bar-B-Q Sauce" brand.   The first three sauces
are:

   Original Redneck.   An original mild tomato and molasses based sauce.
   Redneck Hot.   A hot spicier version of "Original Redneck" sauce.
   Tangy  Mustard.   A tangy mustard based sauce that was developed to be
   used as a barbecue sauce, salad dressing and a dipping sauce.

The Company has determined the retail and wholesale prices of its products, however, the prices vary from store to store.

The Company has retained Harland Adams Spice Company, in addition to other food brokers, to assist the Company in
the development and distribution of its products.   Harland Adams Spice
Company is headed by Douglas Mack Williams and Harland Adams who is the first grandson of Colonel Harland Sanders.

Marketing.   The Company shall rely primarily on print, television and radio advertising along with sampling at retail outlets to initially attract customers to buy its products and, in the future, to eat at its restaurants. The Company may also use distinctive exterior signage and off-site billboards.

Promotion Agreement.    On February 4, 1997, the Company entered into a
promotion agreement with Jeff Foxworthy whereby the Mr. Foxworthy will
provide the Company with certain promotional appearances and services.   For
a period of five years, Mr. Foxworthy agrees to serve, without charge, but subject to applicable union and guild minimums, as the feature actor in four
commercials per year promoting the restaurants and the franchise.   The
commercials may be aired on local or national television or radio or both. During the term of the agreement, Mr. Foxworthy shall not directly or indirectly provide promotional appearances or services to any business which competes with the Company's business of owning and managing restaurants that feature barbecue style as their primary cuisine and marketing and selling
barbecue-related food products.   The promotion agreement has the same
termination features as the License Agreement discussed above.

Consulting Agreement.   On February 4, 1997, the Company entered into a
consulting agreement with J.P. Williams to provide the Company with consulting advice and services with respect to the promotion and merchandising of the Company's proposed restaurants and the food products of
the Company.   The Company shall pay J. P. Williams an annual consulting fee
of $10,000, as a base fee.   In addition to the base fee plus reasonable
expenses, J.P. Williams may be entitled to a potential bonus, the amount of which, if any, shall be determined by the Board of Directors of the Company, in its sole and absolute discretion.

Additionally, Mr. Williams has been granted options to acquire 540,000 shares of equity stock of the Company. Mr. William's interest in such options shall vest in equal monthly installments on the first day of each month over the three year term of the consulting agreement.

Distribution. The Company's products are specifically designed for national distribution through grocery stores, gift shops, discount outlets and restaurants.

Buyer-Broker Agreement.   On April 16, 1997, the Company entered into a
Buyer-Broker agreement with Business Intermediary Services, Ltd., a business controlled by Mr. Erich Schmid, a director of the Company, to locate
businesses or properties to be purchased by the Company.   The term of the
agreement is twenty four (24) months. Pursuant to the Buyer-Broker Agreement, the Company shall pay an accomplishment fee based on a percentage of the total purchase price paid by the Company. The accomplishment fee structure is:

5% of total purchase price up to $1,000,000; plus
4% of total purchase price between $1,000,000 and $2,000,000; plus 3% of total purchase price between $2,000,000 and $3,000,000; plus 2% of total purchase price between $3,000,000 and $4,000,000; plus 1% of total purchase price in excess of $4,000,000.

Joint Venture Agreement.   The Company has entered into a joint venture with
Pigs"R"Us, Inc., a Florida corporation to be called Redneck Pigs Joint
Venture 1.   The sole purpose of the joint venture is to create a single
barbecue restaurant on property under lease by Pigs"R"Us.   The parties
agreed to convert the venture into a limited liability company as soon as
practicable and to jointly plan, operate and own the pilot restaurant.   The
Company will sublicense to the venture certain rights under its license agreement and contribute capital. The Company has contributed $50,000 to
this joint venture.   No additional contributions will be made under the
current agreement.   The Company will own a 10% interest in the venture.  The
Company shall be paid a consulting fee of 3% of gross sales in addition to
its available distributions based on its ownership interest.   Certain
options and rights for both parties in the joint venture are established by the contractual agreement.

Dependence on One or a Few Major Customers.   The Company does not expect
that any single customer will account for more than ten percent of its business.

The Company is a newly formed company, which currently intends to acquire and operate barbecue restaurants to be known as "Foxworthy's Smoke House Grill" or "Foxworthy's Backyard Bar-B-Q," The Company intends initially to acquire existing barbecue restaurants for conversion to one of the two restaurant
concepts.   The Company also intends to produce and distribute barbecue sauces and salsas under trademarks using the "Foxworthy" name and may also, at a later time, distribute other food products which are related to the restaurant menu.

Research and Development.    The Company has expended in excess of $61,700
for research and development activities.   These amounts include $35,000 in
consulting expense and $26,700 in contract services.   In the future, the
Company anticipates that a portion of the proceeds from this offering will be used to conduct additional research and development activities.

Competition. The restaurant and food product industries are highly competitive with respect to price, service, quality and location and, as a
result, has a high failure rate.   There are numerous well-established
competitors, including national, regional and local restaurant chains, possessing substantially greater financial, marketing, personnel and other
resources than the Company.   Furthermore, to the extent that barbecue
restaurants are frequently viewed as "local", the Company may experience intense competition or lack of consumer acceptance if it expands into areas
with existing barbecue restaurants.   There can be no assurance that the
Company will be able to respond to various competitive factors affecting the
restaurant industry.       The restaurant and food industries are also
generally affected by changes in consumer preferences, national, regional and
local economic conditions and demographic trends.   The performance of
restaurant facilities may also be affected by factors such as traffic patterns, demographic considerations and the type, number and location of
competing facilities.   In addition, factors such as inflation, increased
labor and employee benefit costs, and a lack of availability of experience management and hourly employees may also adversely affect the restaurant and food industries in general and the Company's restaurants and food products,
in particular.   Restaurant operating costs are further affected by increases in the minimum hourly wage, unemployment tax rates and similar matters over
which the Company has no control.   Finally, by the nature of its business,
the Company would be subject to potential liability from serving contaminated or improperly prepared food.

Employees.   The Company employs eight full time persons.    The Company
shall employ additional individuals as required.

Governmental Regulation.   The restaurant and food product business is
subject to various federal, state and local government regulations, including those relating to sanitation, safety, fire and the sale of food and alcoholic
beverages.   The failure to maintain food and liquor licenses would have a
material adverse effect on the Company's operating results.   in addition,
restaurant and food production operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar
costs over which the Company has no control.   Many of the Company's
personnel will be paid at rates based on the federal minimum wage.   Recent
increases in the minimum wage are not expected to materially impact the
Company's labor costs.   The Company will be subject to "dram shop" statutes
in certain states which generally allow a person injured by an intoxicated person to recover damages from an establishment that served alcoholic
beverages to such intoxicated person.   As appropriate, the Company shall
seek to obtain liability insurance against such potential liability.

The federal Americans With Disabilities Act prohibits discrimination on basis
of disability in public accommodations and employment.   The Company could be
required to expend funds to modify its restaurants in order to provide service to or make reasonable accommodations for disabled persons.

Seasonal Nature of Business Activities.   The Company's business activities
are not seasonal.


Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Company's products and restaurants will be dependent on, among other things, market acceptance of the Company's concept, the quality of its food products and restaurant operations and general economic conditions which are cyclical in nature. Inasmuch as a major portion of the Company's activities is the receipt of revenues from the sales of its products, the Company's business operations may be adversely affected by the Company's competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   The Company requires substantial capital
in order to meet its ongoing corporate obligations and in order to continue
and expand its current and strategic business plans.   Initial working
capital has been obtained by the sale of the Company's Common Shares in July, 1997 for $.75 per Common Share and an offering of 920,000 of its Common Shares at $1.00 per Common Share pursuant to Regulation D, Rule 504.

Additionally, since inception the Company has issued 2,500,000 Series A Preferred Shares (valued at $50,000) and 6,516,000 Common Shares for services with an aggregate value of $248,700.

For the period from inception through December 31, 1997, the Company purchased office equipment valued at $35,111, invested in a joint venture with Pigs"R"US of $35,000 and had an increase in other assets due to an escrow deposit of $25,000. As a result, the Company had net cash used by investing activities of $95,111.

For the period from inception through December 31, 1997, the Company received proceeds from short-term borrowings of $50,000 which was repaid. The Company prepaid $9,000 of secondary offering expenses. Additionally, the Company received net proceeds from the sale of its common stock of $1,015,635. As a result, the Company had net cash provided by financing activities of $1,006,635 for the period from inception to December 31, 1997.

On a long term basis, liquidity is dependent on continuation and expansion of operation and receipt of revenues, additional infusions of capital and debt
financing.   The Company believes that additional  capital and debt financing in the short term will allow the Company to increase its marketing and sales efforts and thereafter result in increased revenue and greater liquidity in the long term. However, there can be no assurance that the Company will be able to obtain additional equity or debt financing in the future, if at all.

Results of Operations.   For the period from inception through December 31,
1997, the Company had a net loss of $655,592.   The Company had amortization
of services received from stock issuance of $235,100, expense recognized for
stock options granted of $625 and depreciation of $1,004.   Due to the
preparation for commencement of operations, the Company experienced an increase in accounts receivable of $98,857, an increase in inventories of $1,680, an increase in prepaid expenses of $67,122, an increase in other assets of $149,957 and an increase in accounts payable of $149,992. Additionally, the Company had an increase in accrued expenses and other
liabilities of $72,087.   As a result, for the period from inception through
December 31, 1997, the Company had net cash used by operating activities of $514,400.

Since inception, the Company has not received any revenues from operations. To date, the Company has had operating expenses of $692,808 which consisted of compensation ($189,259), consulting expenses ($102,910), contract services($149,796), director's fees ($20,626), dues ($3,240), meetings ($683), supplies and postage ($14,149), professional fees ($84,786) telephone ($10,533), travel and meals ($43,012) and miscellaneous ($73,814).

Plan of Operation.    The Company is not delinquent on any of its obligations
even though the Company has not yet begun to generate revenue.   The Company
intends to market its products utilizing cash made available from the private
and public sale of its securities.   The Company is of the opinion that
revenues from the sales of its products and joint venture along with proceeds of the sale of its securities will be sufficient to pay its expenses.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company's executive offices are located at 71 Turtle Creek Drive, Asheville, NC 28803. These offices consist of 1,800 square feet which are leased on a month to month basis at the monthly lease price of $1,800.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tabulates holdings of shares of the Company by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of the Company individually
and as a group.   Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

              Shareholdings at Date of
                   This Prospectus

                                                               Percentage of
                                Number & Class(1)              Outstanding
Name and Address                  of Shares                   Common Shares

David Womick(1)(2)0                   0                              0%
7 Stuyvesant
Asheville, NC 28803

Therese R. Womick(1)(2)       4,822,200                           63.52%
7 Stuyvesant
Asheville, NC 28803

John P. Williams                      0                               0%
c/o Parallel Entertainment
8380 Melrose Avenue, Suite 310
Los Angeles, CA 90069

Erich K. and Marilyn Schmid     200,000                            2.63%
40 Spring Hollow Lane
Fairview, NC 28730




William E. Eskew                100,000                            1.32%
6284 Valleyview Drive
Fishers, IN 46038

James E. Scheifley              100,000                            1.32%
5299 DTC Boulevard #300
Englewood, CO 80111

Samuel J. Fox(3)                      0                               0%
c/o Blanc Williams Johnston & Kronstadt, LLP
1900 Avenue of the Stars, 17th Floor
Los Angeles, CA 90067-4403

All Directors & Officers        5,227,200                             %
as a group (5 persons)

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract,
arrangement, understanding, relationship or otherwise.   Unless otherwise
indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2)Theresa R. Womick is married to David Womick, President and Director of
the Company.   Mr. Womick would be deemed to be the beneficial owner of the
Common Shares held by Theresa R. Womick.

(3)Mr. Fox shall be issued 100,000 Common Shares for his services as a director.

There are currently 2,500,000 Class A Preferred Shares outstanding which are owned by Jeffrey M. Foxworthy.


There are currently 625,000 options granted and outstanding.

Name and address      Stock options      Exercise Price     Expiration Date

John P. Williams          540,000           $.50               July 2007
c/o Parallel Entertainment
8380 Melrose Avenue, Suite 310
Los Angeles, CA 90069

Gary Nuell
c/o AirPlay
5055 Wilshire Blvd.
6th Floor
Los Angeles, CA 90036      10,000           $.50              July 18, 2000

Becky Grier                30,000          $1.00              September 2000
PLS, Inc.
p.o. box 6065
Greenville, SC 29606

Bob Bernstein              55,000          $1.00                July 1999
23901 Calabasas Road
Suite 1065
Calabasas, CA 91302

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors.  The following persons listed below have been retained to provide services as director until the qualification and election of his successor.  All holders of Common Stock will have the right to vote for
Directors of the Company.  The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of the
Company, supervising the development business plan, review of the officers'
performance of specific business functions.  The Board is responsible for monitoring management, and from time to time, to revise the strategic and
operational plans of the Company.    Directors receive no compensation or
fees for their services rendered in such capacity.


The Executive Officers and Directors are:

Name                            Position          Term(s) of Office

David A. Womick, age 43        President           Inception to
                             and Director           present

John P. Williams, age 32       Director            Inception
                                                  to present

Erich K. Schmid, age 52        Director           Inception to
                                                   present

William E. Eskew, age 60       Director            Feb., 1997
                                                  to present

Samuel J. Fox, age 53          Director         December 5, 1997
                                                   to present

James E. Scheifley, age 49     Secretary          April 11, 1998
                               Treasurer           Feb., 1997
                               Director            to present

Resumes:

David A. Womick.  Mr. Womick has been President of the Company since
inception.   From 1995 to present, Mr. Womick has been President of KRR
Nashonooga, Inc., KRR Knoxville, Inc., KRR Tri-cities, Inc. and Atlanta
Foodquest, Inc., franchisees of Kenny Rogers Roasters restaurants.   Mr.
Womick was a Director of Restaurant Services by Arby's International from
1978 to 1982.   From 1982 to 1988, Mr. Womick has been a franchise area
developer owning thirteen Arby's, six Denny's and three Del Taco restaurants.
From 1988 to 1995, Mr. Womick pursued his personal interests.   Mr. Womick
earned a Bachelor of Applied Science in social science from Elon College in
1976.

John P. Williams.   From 1991 to present, Mr. Williams has been Chief
Executive Officer of Parallel Entertainment, a personal management company.
In addition to Jeff Foxworthy, Mr. Williams manages Bill Engvall, Megan
Cavanagh and Chris Spencer.   Mr. Williams has been involved in the
entertainment industry since 1983 and has represented talent such as Jay
Leno, Jerry Seinfeld, Damon Wayans, David Alan Grier, Dennis Miller, Jamie
Foxx and others.

Erich K. Schmid.   From 1994 to present, Mr. Schmid has been President of
Business Intermediary Services, Ltd., a business brokerage firm he co-founded
specializing in middle-market transactions.   From 1985 to 1994, Mr. Schmid
was a Vice President with New South Business Ventures, Inc. and its predecessor T.C. Wilkinson, Jr. & Associates, Inc., general business
brokerage firms.   He is a member of the International Business Brokers
Association, Inc. and is a Certified Business Intermediary.   Mr. Schmid
earned a Bachelor of Science in industrial management and a Master of Science in management from the University of Akron in 1971 and 1996, respectively.

William E. Eskew.   From 1996 to the present, Mr. Eskew is a partner and
serves as Chief Executive Officer of Victory Consumer Resources, a start-up
publishing company he founded.   From 1992 to 1996, Mr. Eskew was president,
chief executive officer and franchisee of Damon's, Inc., a privately-owned company operating and franchising full-service, casual theme restaurants
specializing in barbecue.   Mr. Eskew earned a Bachelor of Science in
business and a Master of Business Administration from Indiana University in
1959 and 1960 respectively.   He was formerly employed in management
positions with three nationally franchised restaurant companies.

James E. Scheifley.    Mr. Scheifley has over 25 years experience in
corporate and public accounting.  He is the president and majority shareholder of Winter, Scheifley & Associates, P.C. an Englewood, Colorado
CPA firm which specializes in auditing and financial reporting for emerging companies that are required to file information with the US Securities &
Exchange Commission.  Mr. Scheifley co-founded the firm in 1982.  He is a member of the American Institute of Certified Public Accountants and the
Colorado Society of Certified Public Accountants.  Mr. Scheifley received a
Bachelor of Science degree in accounting from La Salle University,
Philadelphia, Pennsylvania in 1969.  He was formerly employed as an audit manager with Coopers & Lybrand and has served as controller or vice-president of finance for three public companies.

Samuel Fox.   Mr. Fox is of counsel to the law firm of Blanc Williams
Johnston & Kronstradt, a Los Angeles law firm representing companies and individuals in the entertainment, business and intellectual property areas.
His specialization includes entertainment law and licensing and he has been
personal counsel to Jeff Foxworthy for several years.   He is a member of the
California and New York bars.   Mr. Fox received a Bachelor of Arts degree
from Cornell University School of Law in 1969.


ITEM 6.   EXECUTIVE COMPENSATION

Remuneration.  Pursuant to the employment agreements described below, Mr.
Fitzpatrick and Mr. Sneeden began to receive salaries as of August 1, 1997.

The Company has entered into an employment agreement with David Womick for a
term of five years.   Pursuant to the agreement, Mr. Womick serves as Chief
Executive Officer.   Mr. Womick shall receive an annualized base salary of
$150,000 and may be entitled to a  potential bonus of up to $100,000, the exact amount of which, if any, shall be determined by the Board of Directors
in its sole and absolute discretion.   Mr. Womick is not entitled to receive
any salary or bonus until such time as the Company has successfully obtained all of the $2,500,000 investment capital discussed in Section 5.1(a) of the
Stock Purchase Agreement.  Mr. Womick's salary will begin to accrue effective
July 22, 1997.


Pursuant to the Employment Agreement, Mr. Womick agreed that 1,700,000 of the
5,100,000 Common Shares currently beneficially owned by Mr. Womick are subject to forfeiture only upon an early termination of the Employment
Agreement that is caused by a breach of such agreement by Mr. Womick.  The number of shares subject to forfeiture shall be reduced 147,444 shares monthly, on the first day of each month, over the first 3 years of the
Employment Agreement.    Mr. Womick's interest in the Common Shares shall
fully vest and no longer be subject to forfeiture upon an change of control of the Company.

The Company had entered into an employment agreement with prior vice
president, Al Sneeden for a term of three years.   Pursuant to the agreement,
Mr. Sneeden received 108,000 Common Shares and was paid 68,536.92.   prior to
termination.   The agreement was terminated by the Company on April 10, 1998.

The Company had entered into an employment agreement with prior secretary and chief counsel, E. Joseph Fitzpatrick, Jr. for a term of three years beginning
June 1, 1997.  Pursuant to the agreement, Mr. Fitzpatrick received 108,000
Common Shares and was paid $57,461.59       prior to termination.   The
agreement was terminated by the Company on April 10, 1998.

Board of Directors Compensation.   Members of the Board of Directors may
receive an amount yet to be determined annually for their participation and
will be required to attend a minimum of four meetings per fiscal year.   To
date, the Company has paid $15,001 in directors' expenses.  Additionally, Mr.
Scheifley and Mr. Eskew received 100,000 Common Shares each vested
ratably over twelve months.   Mr. Samuel Fox received 100,000 Common Shares
pursuant to a Board of Directors vote on December 5, 1997.   All expenses for
meeting attendance or out of pocket expenses connected directly with their
Board representation will be reimbursed by the Company.  Director liability insurance may be provided to all members of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stock Purchase Agreement.   On February 4, 1997, the Company  and David
Womick, an officer and director of the Company entered into a Stock Purchase
Agreement with Jeff Foxworthy.  Pursuant to the Stock Purchase Agreement, Mr.
Foxworthy purchased 2,500,000 Series A Preferred Shares valued at $50,000 for the consideration of entering into the License Agreement and Promotion
Agreement.    The 2,500,000 Series A Preferred Shares (and underlying Common
Shares) have registration rights.

Pursuant to the Stock Purchase Agreement, Mr. Foxworthy agreed that 833,333 of the Series A Preferred Shares are subject to forfeiture only upon an early termination of the Promotion Agreement that is caused by a breach of such agreement by Mr. Foxworthy.  The number of shares subject to forfeiture shall be reduced 13,889 monthly, on the first day of each month, over the 5 year
term of the Promotion Agreement.    Mr. Foxworthy's interest in the Series A
Preferred Shares shall fully vest and no longer be subject to forfeiture upon an change of control of the Company.

Pursuant to the Stock Purchase Agreement, as a condition subsequent to the obligations of Mr. Foxworthy, the Company and Mr. Womick are obligated to obtain equity investments in the Company totaling at least $2,500,000 in gross capital less applicable, reasonable commissions from third party
investors by November 1, 1997.   This date has been verbally extended until
March 1, 1998.

Contractual Obligations.   The Company has entered into a consulting contract
with Shannon/Rosenblum (an unaffiliated entity) to provide services relating
to the capitalization and promotion of the Company.   Shannon/Rosenblum was
issued 500,000 Common Shares as payment for these services.

The Company has entered into a consulting agreement with Little Pond
Enterprises, Inc. ("Little Pond") to assist the Company in its capitalization
and the obtainment of additional financing.   As partial  payment for
consulting services, the Company issued Little Pond 300,000 Common Shares.
Additionally pursuant to the consulting agreement, 200,000 Common Shares were
issued Erich Schmid, who subsequently became a director of the Company.    In
addition, Little Pond received cash compensation of $20,000.

ITEM 8.  DESCRIPTION OF SECURITIES

Qualification.   The following statements constitute brief summaries of the
Company's Certificate of Incorporation and Bylaws, as amended.  Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

The Company's articles of incorporation authorize it to issue up to
100,000,000 Common Shares, $.001 par value per Common Share.   The Common
Shares purchased in this Offering will be fully paid and non-assessable.

Common Stock. The Company's articles of incorporation authorize it to issue up to 100,000,000 Common Shares, $.001 par value per Common Share. All outstanding Common Shares are legally issued, fully paid and non-assessable.




   Liquidation Rights.   Upon liquidation or dissolution, each outstanding
Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

   Dividend Rights.   There are no limitations or restrictions upon the
rights of the Board of Directors to declare dividends out of any funds legally available therefor.  The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future.  The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company.  Accordingly, future dividends, if any, will depend upon, among other considerations, the
Company's need for working capital and its financial conditions at the time.

   Voting Rights.   Holders of Common Shares of the Company are entitled to
cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common Shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Preferred Stock.   The Corporation is authorized to issue Two Million Five
Hundred Thousand (2,500,000) Series A Preferred Shares, par value $.001 per
share.   The rights, preferences, privileges and restrictions granted to and imposed on the Common Shares and the Preferred Shares are identical in all respects, except that the holders of the Preferred Shares have certain conversion rights and a liquidation preference as set forth below.

   A.  Liquidation Preference.
          1.   In the event of any liquidation, dissolution or winding up of this corporation, either voluntary or involuntary, the holders of Series A
Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common
Stock b y reason of their ownership thereof, an amount per share equal to the price for which such share was originally issued, as adjusted for any stock
dividends, combination or splits with respect to such shares.   If upon the
occurrence of such event, the assets and funds thus distributed among the holders of Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire assets and funds of this corporation legally available for distribution shall be distributed ratably among the holders of Series A
Preferred Shares in proportion to the number of shares of Series A Prefers
Stock owned by such holder.

          2.   After payment has been made to the holders of the Series A
Preferred Shares of the full amounts to which they shall be entitled, then the entire remaining assets and funds of the corporation legally available
for distribution, if any, shall be distributed as follows:   Two thirds (2/3)
to the holders of the Common Shares and one third (1/3) to the holders of the
Series A Preferred Shares.

    B.    Conversion.   The Series A Preferred Shares shall be automatically
convertible upon the effective date (the date on which the amount of additional capital first equals or exceeds $2,500,000) into the number of converted shares that shall constitute thirty-three and one third percent of the outstanding shares of Common Stock on an as-converted basis (that is, assuming the concurrent conversion into Common Stock of all outstanding
Shares (excluding the Series A Preferred Shares).   The Series A Preferred
Shares are convertible into classes or series of stock based on what classes or series of stock are outstanding at the time of conversion.

Transfer Agent.    Florida Atlantic Stock Transfer shall act as the Company's transfer agent.





                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

The Company's common stock is traded in the over-the-counter market and listed on the NASDAQ Bulletin Board under the symbol "RDNK.

The  following  table  sets forth the range of high and low bid quotations for the  Company's  common stock for each quarter since commencement of
trading (December 1997, as reported  by  the OTC Bulletin Board.   The
Company's market makers are Olsen Payne, Hill, Thompson, Magib & Co.;
Paragon; Sharpe Capital, Inc.; GZR Company; Security Investment Company of
Kansas City; Herzog, Heine, Geduld; J. Alexander Securities; North American
Institutional Brokers; William V. Frankel & Company. The quotations represent inter-dealer prices without retail markup,  markdown  or  commission, and may not necessarily represent actual transactions.



             Quarter  Ended             High  Bid          Low  Bid

              12/31/97                   3.25                1.18
               3/31/98                   2.63                2.44


The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to the its shareholders as dividends in the near future.

As of April 1, 1998, the number of holders of Company's common stock is forty one.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings nor is the Company aware of any disputes which may result in legal proceedings.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountant or a significant subsidiary's independent accountant.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

In February 1997, the Company entered into an agreement for the use of Jeff Foxworthy's name and character. In consideration for this agreement, the Company issued 2,500,000 shares of Class A convertible preferred stock at $.02 per preferred share to Mr. Foxworthy.

In February 1997, the Company entered into an agreement to sell 5,100,000 shares of founders stock to David Womick, president of the Company which was
assigned a value of $.02 per share.   This sale was made pursuant to an
exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

In June 1997, the Company entered into two consulting contracts that provided for the issuance of 1,000,000 shares of common stock in lieu of cash for consulting services at the price of $.10 per share. Of these, 800,000 shares were issued pursuant to the offering under Rule 504 that closed in October 1997 to Shannon/Rosenbloom Marketing, Inc.(500,000) and Little Pond Enterprises, Inc.(300,000).

In June 1997, the Company also issued 416,000 restricted stock valued at $.10 per Common Share pursuant to the Act in consideration for directors fees and services in accordance with various employment contracts.

In July 1997, the Company sold 156,000 Common Shares to various individuals for cash at $.75 per Common Share to raise start-up capital.

In October 1997, the Company completed an offering of 920,000 under Rule 504 of Regulation D of the Securities Act of 1933 at $1.00 per Common Share to the following:

Name                                     # of Common Shares

Charles R. Caraway                              55,000
Herman R. Loeb
for further credit Charles R. Caraway           55,000
David Adams                                      5,000
Karen M. Adams                                  10,000
Valerie I. Moore                                10,000
William G. Osler                                 5,000

Kevin Robinson                                   6,500
Robert L. Watson II                             I5,000
Dale R. & Karen F. Benson                        5,000
Hal Morrison                                    24,000
John D. McDonald                                15,000
John D. King                                     7,500
Wilhelm Sumser                                  10,000
Louise & Allen Jensen                           35,000
William Wolfe                                    5,000
Judith Gottschalk                               50,000
Norbert H. Sumser                               45,000
Robert Gottschalk                              140,000
Jeffrey L. Hutchinson                           10,000
Robert Ichikaw                                  a7,000
Ofelia Albarran & Maurilio Serrano              10,000
Jeff Knepp                                      30,000
Timothy John Cecconi & Kelly Cecconi            20,000
Dennis Knepp                                     5,000
Donald Anthony                                  25,000
Maurice Bledsoe                                  5,000
Timothy A. Leugers                              33,000
Jeff E. Fuqu                                    a5,000
Thomas Demid                                     5,000
Robert Amodeo                                    5,000
William F & Elene D. Boyd                       20,000
Monica N. Galea                                 10,000
Brian Gentile                                    6,000
Francesco Di Marco                              10,000
Harry Faddis                                    15,000
Scott A. Artz                                   20,000
Fred Glazer                                     20,000
Robert A. Baydale                               10,000
Ginger Tracey                                    5,000
Stuart Kordonowy                                20,000
Ali Steinbach                                   20,000
Randall K. Kopelman                             10,000
Robert L. Kazaros                               10,000
Timothy B. Shannon                              10,000
Patrick V. Casey                                10,000
Deborah N. Fischbach                            10,000
Mary Ann Lang                                   61,000
Thomas V.N. Bass                                 5,000

These sales were made pursuant to an exemption from registration pursuant to
Section 504 of Regulation D.   The offering was approved and/or exempted by
the required states and the appropriate Form D was filed with the Securities and Exchange Commission.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Delaware, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                       PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below

Independent Auditor's Report
Balance Sheet as of March 31, 1998
Statement of Operations for the Period from Inception to March 31, 1998. Statement of Cash Flows for the Period from Inception to March 31, 1998. Statement of Changes in Stockholder's Equity for the Period
From Inception to March 31, 1998.
Notes to Financial Statements

Crisp
Hughes
Evans           Certified Public Accountants and Consultants
Independent Auditors' Report




Board of Directors
Redneck Foods, Inc.
Asheville. North Carolina


We have audited the balance sheet of Redneck Foods. Inc. (A Development Stage Company) as of December 31. 1997, and the related statements of operations changes in stockholders' equity and cash flows for the period from inception (January 31, l997) through December 31.1997. These financial statements are the responsibility of the Company's management. Our responsibility is to issue an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis. evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redneck Foods, Inc. (A Development Stage Company) as of December 31. 1997 and the results of its operations and its cash flows for the period from inception (January 31, 1997) through December 31. 1997, in conformity with generally accepted accounting principles.

Crisp Hughes Evans LLP


Asheville. North Carolina
March 24, 1998

REDNECK FOODS. INC
(A Development Stage Company)
Balance Sheet
December 31.1997

Assets
Current assets:
  Cash and cash equivalents                          $   397,124
  Accounts receivable                                     98,857
  Inventories                                              1,680
  Prepaid expenses                                        67,122
    Total current assets                                 564,783

Office equipment,
  net of accumulated depreciation of $l.004               34,107

Other assets:
  Investment in joint venture                             35,000
  Prepaid expenses and other assets                      183,957
    Total other assets                                   218,957
    Total assets                                     $   817,847
Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payables                                  $   149,992
  Accrued expenses and other liabilities                  72,087
  Total Current Liability                            $   222,079

Stockholders' equity:

Convertible Preferred stock  ($.00l par value,
    2,500,000 shares authorized; 2,500,000 outstanding
    at December 31, 1997)                                  2,500
  Common stock ($.001 par value, 100,000,000 shares
    authorized; 7,592,000 shares issued and outstanding
    at December 31.1997)                                   7,592
  Paid-in capital                                      1,299,768
  Deficit accumulated during development stage          (655,592)
  Unearned services                                      (58,500)
     Total stockholders equity                           595,768
     Total liabilities and stockholders' equity      $   817,847

See accompanying notes to financial statements.

REDNECK FOODS, INC.
(A Development Stage Company)

Statement of Operations

For the Period from Inception (January 31, 1997) through
  December 31. 1997

Net Sales                                           $    98,857

Cost of goods sold                                       67,153

    Gross profit                                         31,7O4

Expenses:
  General and administrative                            692,808

    Loss from Operations                               (661,104)

Other income (expenses:):
Interest income, net                                     5,512

    Loss before income tax benefit                      (655,592)

Income tax benefit                                        --

    Net loss                                            (655,592)
Basic net loss per common share                            $.12
Weighted average common shares outstanding             5,693,000

See accompanying notes to financial statements.

REDNECK FOOD, INC.
(A Developmental State Company
Statement of Changes in Stockholders' Equity
For the Period from Inception (January 31, 1997 through December 31,
1997

                                      Convertible Preferred Stock
                                      Number of
                                      Shares               Amount
Issuance of convertible preferred                         $
  Stock for services, February 1997
  At $.02 per share                     2,500,000          2,500

Balance at December 31, 1997            2,500,000          2,500


                                Common Stock
                            Number of                  Paid-in
                            Shares        Amount       Capital
Issuance of common stock                $             $
  For services, February
  1997 at $.02 per share    5,100,000      5,100       96,900

Issuance of common stock
 For services, June 1997
 at $.10 per share          1,000,000      1,000       99,000

Issuance of common stock
 For services, June 1997
 at $.10 per share            416,000        416       41,184

Proceeds from sale of
 Common stock, July 1997
 At $.75 per share            156,000        156      116,844

Net proceeds from sale of
 common stock, October 1997
 at $1.00 per share           920,000        920       897,715

Services earned for stock
 Options granted at below
 Market value                   --            -            625

Balance at December 31,
 1997                       7,592,000     7,592      1,229,768



                         Deficit
                       Accumulated
                         during
                       Development      Unearned
                         Stage          Services       Total

Issuance of convertible  $             $              $
 Preferred Stock for
 services, February 1997
 At $.02 per share                      (50,000)

Issuance of common stock
  For services, February
  1997 at $.02 per share               (102,000)

Issuance of common stock
 For services, June 1997
 at $.10 per share                     (100,000)

Issuance of common stock
 For services, June 1997
 at $.10 per share                      (41,600)

Proceeds from sale of
 Common stock, July 1997
 At $.75 per share                                    117,000

Net proceeds from sale of
 common stock, October 1997
 at $1.00 per share                                   898,635

Services earned for stock
 Options granted at below
 Market value                                             625

Net Loss                 (655,592)         -         (655,592)

Amortization of unearned
Services                               235,100        235,100

Balance at December 31,
  1997                   (655,592)     (58,500)      595,768

REDNECK FOODS. INC.
(A Development Stage Company)

Statement of Cash Flows

For the Period from Inception (January 31,1997) through December 31, 997


Operating activities;
  Net loss                                        $  (655,592)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
  Amortization of services received from
    stock issuance                                    235,l00
  Expense recognized for stock options granted            625
   Depreciation                                         l,004
  Changes in operating assets and liabilities:
    (Increase) in accounts receivable                 (98,857)
    (Increase) in inventories                          (1,680)
    (Increase) in prepaid expenses                    (67,122)
    (Increase) in other assets                       (149,957)
    Increase in accounts payable                      149,992
    Increase in accrued expenses and
      other liabilities                                72,087
      Net cash used by operating activities          (514,400)

Investing activities:
  Purchase of office equipment                        (35,111)
  Investment in joint venture                         (35,000)
  Increase in other assets, escrow deposit            (25,000)
    Net cash used by investing activities             (95,111)

Financing activities:
  Proceeds from short-term borrowings                  50,000
  Repayment of short-term borrowings                  (50,000)
  Prepayment of secondary offering expenses            (9,000)
  Proceeds from sale of common stock, net           1,015,635
    Net cash provided by financing activities       1,006,635
    Increase in cash and cash equivalents             397,124
Cash and cash equivalents at inception                    -
Cash and cash equivalents at end of period        $   397,124
Noncash investing and financing transactions:
    Stock issued for services                     $    58,500

See accompanying notes to financial statements.

REDNECK FOODS, INC.
(A Development Stage Company)

Notes to Financial Statements

December 31, 1 997


1.  Organization

Nature of Operations - Redneck Foods. Inc. (the "Company") is a development stage company that was incorporated on January 31, 1997 in the state of Delaware. The Company currently intends to acquire and operate barbecue restaurants to be known as "Foxworthy's Smoke House Grill" or "Foxworthy's Backyard Bar-B-Q". It plans to initially acquire existing barbecue restaurants for conversion to one of the two restaurant concepts. The Company also intends to produce, market, and distribute food products using the "Foxworthy" name. Operations to date have consisted of the efforts to negotiate agreements with Jeff Foxworthy and raise the initial capital necessary to fund sales and marketing efforts, research and development of food products, inventory and initial start-up expenses. The Company has elected to end its fiscal year on December 31.

2.  Summary of Significant Accounting Policies

The following is a summary of the more significant accounting policies used in the preparation of the accompanying financial statements.

Basis of Presentation - The accounting principles followed by the Company and the methods of applying these principles conform with the generally accepted accounting principles (GAAP) and with general industry practices.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash includes cash on hand and deposits at financial institutions with an initial maturity of three months or less. At time the Company has cash and cash equivalents which are not covered by federal deposit insurance. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Inventories - Inventories are stated at cost determined by the first-in first-out (FIFO) method.

Office equipment - Office equipment is carried at cost less accumulated depreciation. Depreciation is provided for financial reporting purposes principally on the straight-line basis over the estimated useful lives of the respective assets.

Repairs and maintenance are charged to earnings as incurred. Expenditures for renewals and betterments are capitalized. The assets and accumulated depreciation accounts are relieved of the gross amounts with respect to items replaced, retired or disposed of otherwise. Gains and losses from disposals are reflected in operations.

Organizational Cost- The organizational cost will be amortized on a straight-line basis over five years after the first store commences Operations.

Income Taxes - The Company utilizes the liability method of computing income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method, deferred tax liabilities and assets are established for future 'ax return effects of temporary differences between the stated value of assets and liabilities for reporting purposes and their tax basis adjusted for tax rate changes. The focus is on accruing the appropriate balance sheet deferred tax amount, with the statement of operations effect being the result of changes in balance sheet amounts from period to period. Current income tax expense is provided upon actual tax liability incurred for tax return purposes.

Stock-Based Compensation - Transactions in which goods or services are the consideration received for the issuance of equity instruments have been accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Transactions with employees and non-employee directors have been accounted for within the scope of APB Opinion 25.

Net loss per Common Share - Basic net loss per common share was computed by dividing the net loss by the weighted average number of common shares outstanding during the period in accordance with Statement of Financial Accounting Standards No. 128. "Earnings Per Share" (SFAS 128). Net loss available to the common stockholders for the basic 1055 per share computation is the net loss report in the statement of operations. The conversion of the convertible preferred stock and stock equivalents for the stock options would have no dilutive effect, therefore only the basic net loss per share has been presented.

Impact of New Accounting Pronouncement - During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 provides accounting and reporting standards for displaying comprehensive income and components of comprehensive income n a complete set of financial statements. SFAS 130 addresses reporting and display only and is effective for fiscal years beginning after December 15, 1997. The adoption of SEAS 130 is not expected to have a material impact on the Company's financial statements.


3.  Prepaid Expenses
Prepaid expenses consist of the following:

Prepaid insurance                           $  17,122
Prepaid consulting                             50,000
   Total                                       67,122

Prepaid consulting is cash payments on two consulting agreements for which services are anticipated to be provided during the next twelve months. The portion of these prepayments for services which will be fulfilled after that time have been classified as other assets.

4.  Investment in Joint Venture

The Company has entered into a joint venture with Pigs "R" Us, Inc. (A Florida Corporation) to be called 'Redneck Pigs Joint Venture l". The sole purpose of the joint venture is create a single barbecue restaurant on property under lease by Pigs "R" Us. The parties agreed to convert the venture into a limited liability company as soon as practicable and to jointly plan, operate and own the pilot restaurant. The Company will sublicense to the venture certain rights under its license agreement and contribute capital. The Company has contributed $35,000 to this joint venture. The Company will own a 10% interest in the venture and therefore the investment will be accounted for using the cost method. The Company shall be paid a consulting fee of 3% of gross sales in addition to its available distributions based on its ownership interest. Certain options and rights for both parities in the joint venture are established by the contractual agreement.

5.  Other Assets

Included in other assets are prepaid expenses and other assets consist of the following:
  Escrow deposit                                       $  25,000
  Organization cost 	                                       3,000
  Product/Restaurant design expenses                      99,853
  Prepaid offering expense                                 9,000
  Prepaid consulting                                      45,000
  Deposits and other prepaid expenses                      2,104
     Total                                               183,957

The escrow deposit was made in connection with negotiations with a barbecue restaurant chain which the Company is currently seeking to acquire.

6.  Accrued expenses and other liabilities

Salaries and wages have been accrued for certain executives of the Company under their employment agreements. These accrued salaries and wages will be paid upon the acquisition of $2.5 million in initial capital. Currently, the Company has included in accrued expenses and other liabilities approximately $59,000 in unpaid salaries and related payroll taxes under these agreements.

7.  Income Taxes

The Company plans to file its federal and State income tax returns on a calendar year basis. No provision for income tax benefit has been provided for in the accompanying statement of operations because of the Company's uncertainty regarding the utilization of its operating losses. Accordingly, a valuation allowance for the deferred tax asset has been recognized at December 31, 1997.

The difference between actual income tax benefit and the amount computed by applying the federal statutory income tax rate of 34% to loss before income tax benefit is reconciled as follows:
  Computed income tax benefit                  $      (223,000)
  (Increase) decrease resulting from:
    Nondeductible compensation cost recognized for
      financial statement purposes                      36,000
    Valuation allowance for net operating losses       187,000
  Actual income tax benefit                    $          -

At December 31, 1997, deferred tax assets consist primarily of net operating losses accumulated since inception. The following summarizes the expected tax consequences of future taxable events due to differences in bases of assets and liabilities for financial reporting and income tax purposes as of December 31, 1997.
  Gross deferred tax asset                      $     (187,000)
  Less valuation allowance                             187,000
    Net deferred tax asset                      $         -

At December 31, 1997, the Company has net operating losses of approximately $545,000 which will expire 2012.

8.  Stockholder' Equity

During the periods covered by these financial statements the Company issued securities in reliance upon an exemption from registration with the Securities and Exchange Commission. Although the Company believes that the sales did not involve a public offering and that it did comply with the exemptions from registration, it could be liable for rescission of said sales if such exemption was found not to apply. The Company has not received a request for rescission of shares nor does it believe that is probable that its stockholders would pursue rescission nor prevail if such action were undertaken.

Convertible Preferred Stock - In February 1997, the Company entered into an agreement which was contractually valued at $50,000 for the use of Jeff Foxworthy's name and character. The agreement contains a license agreement as well as a promotional agreement. The license agreement allows the Company to use his character and name in its marketing efforts. This agreement has a term of fifty (50) years. The promotional agreement states that Mr. Foxworthy will provide a certain number of promotional appearance over a five year period. The entire value of the contract has been assigned to the promotional agreement and is currently reflected as unearned services in stockholders equity on the accompanying balance sheet.

In consideration for this agreement, the Company issued 2,500,000 shares of Class A convertible preferred stock to Mr. Foxworthy. These shares are convertible into common stock once initial capitalization of $2.5 million is reached. The conversion ratio is equal to twenty-five percent of the outstanding shares of common stock on an as converted basis. Upon the execution of the agreement 1,666,667 shares of the preferred stock were non-forfeitable by Mr. Foxworthy and the residual 833,333 shares shall become non-forfeitable ratably over the next five years as the promotional agreement is satisfied. The convertible preferred stock issued was valued at S.02 per share.

Common Stock - In February 1997, the Company entered into an agreement to sell 5,100,000 shares of founders stock to David Womick which was assigned a value of $.02 per share. In lieu of cash payment and in consideration for the stock purchased by him from the Company, Mr. Womick agreed to be the Company's Chief Executive Officer for a period of five years. The employment services to be rendered have been valued at $102,000 and will be recognized as compensation in the accompanying statement of operations as earned. Of the total 5.1 million shares issued, 3.4 million shares are not subject to forfeiture and the remaining 1.7 million shares subject to forfeiture are reduced ratably on the first day of each month over a three year period.

In June 1997, the Company entered into two consulting contacts that provided for the issuance of 1,000,000 shares of common stock in lieu of cash for consulting services to be rendered. The consulting contracts established a fair market value conversion rate for the services at $.10 per share. One of the parties to the consulting contracts subsequently became a director of the Company. The 200,000 shares issued to this director have been earned and is restricted common stock pursuant to Rule 144 of the Securities and Exchange Act of 1933 (the "Act").

In June 1997, the Company also issued restricted stock pursuant to the Act in consideration for directors fees and services in accordance with various employment contracts. The aggregate shares issued under these agreements constituted 416,000 shares of common stock and were valued at $.10 per share commensurate with the external consulting contracts.

In July 1997, the Company sold 156,000 shares of stock to various individuals for cash at $.75 per share to raise start-up capital. All of the shares of stock sold have been classified as restricted stock. There was no cost associated with raising this start-up capital.

The Company has issued in aggregate 772,000 shares of common stock which are restricted for two years pursuant to Rule 144 of the Act. These restricted shares allowed the Company to qualify for an exemption from the registration requirements of the Act and thus file an offering under Rule 504 of Regulation D as noted below.

In October 1997, the Company completed an offering under Rule 504 of Regulation D of the Act and sold 920,000 shares of common stock at $1.00 per share. The costs associated with raising this capital was approximately $21,000.

9.  Stock Options

The Board of Directors has from time to time decided at its discretion to issue stock options to various individuals who are not employees or non-employee directors of the Company. As of the balance sheet date, the Company has granted and outstanding 875,000 options to purchase stock with various expiration dates ranging from two to ten years. These Options to purchase stock can be exercised at various prices ranging from $.50 to $1.00 per share and can be exercise at any time before the expiration date No options to purchase shares were exercised in 1997. The following table details the composition of the Options to purchase shares at December 31, 1997.

 Stock options granted and outstanding  Exercise price   Exp. date
     55,000 shares                      $1.00	           July 1999
     30,000 shares                       1.00      September 2000
    250,000 shares                        .85       December 2002
    540,000 shares                        .50J          July 2007

The Company has not adopted any plans as of December 31, 1997 to grant options to employees or non-employee directors. In accordance with Statement of Financial Accounting Standard No. 123 (SFAS 123) "Accounting for Stock-Based Compensation", the Company has elected to continue to measure employee compensation cost for the accompanying statement of operations using APB Opinion No. 25, "Accounting for Stock Issued to Employees". See Note 7 for discussion of common shares issued to employees and non-employee directors for services in 1997.

10.  Commitments and Contingencies

The Company has entered into employment contracts with certain of its key employees as well as a license and promotional agreement with Mr. Foxworthy. These contacts vary in length from three to fifty years in duration.

All contracts with the key employees are considered void if the $2.5 million of initial capital is not obtained. In the event full initial capital has not been raised by June 30, 1998, Mr. Foxworthy has the right to withdraw the use of his name and likeness. Should this event happen, the Company would be required to discontinue the use of all licensed material. This would require changing the name of the any restaurants and products. The Company has limited operating history and the sales of its products and revenues from its proposed restaurants are currently dependent on the use of the licensed material.

The Company's operations is also dependent on its ability to raise additional capital through an anticipated SB-2 registration offering. This additional capital will be necessary for restaurant acquisitions, marketing and product development, and general operations.

The Company leases its administrative office facilities under a short-term operating lease. Rent expense for the period ending December 31, 1997 was approximately $8,900.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(2) Charter and By-Laws
(3) Instruments defining the rights of security holders
(5) Voting Trust Agreement - Not Applicable
(6) Material Contracts
(7) Material Foreign Patents - Not Applicable
(12) Additional Exhibits

ITEM 2.  DESCRIPTION OF EXHIBITS

(2.1)    Articles of Incorporation
(2.2)    Bylaws
(3.1)    Common Stock Certificate
(3.2)    Preferred Stock Certificate to be filed by amendment
(6.1)    License Agreement with Jeff Foxworthy
(6.2)    Stock Purchase Agreement with Jeff Foxworthy
(6.3)    Promotion Agreement with Jeff Foxworthy
(6.4)    Extension with Jeff Foxworthy
(6.5)    Consulting Agreement with J.P. Williams
(6.6)    Consulting Agreement with Little Pond Enterprises, Inc.
(6.7)    Joint Venture Agreement with Pigs"R"Us
(6.8)    Marketing Agreement with Shannon/Rosenbloom Marketing, Inc.
(6.9)    Buyer-Broker Agreement with Business Intermediary Services
(6.10)    Arbitration Agreement
(6.11)   Berstein Employment Agreement
(6.12)   Proprietary Rights and Confidentiality Agreement
(6.13)   Registration Rights Agreement

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             REDNECK FOODS, INC.



                                             David Womick
Date: April 23, 1998                         --------------------------------
                                             By:  David Womick, President